UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________________________________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

____________________________________________________________

Lincoln Partners Group Royalty Fund

(Name of Subject Company (Issuer))

Lincoln Partners Group Royalty Fund

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Lincoln Financial Investments Corporation

150 N. Radnor-Chester Road

Radnor, PA 19087

(855) 456-0067

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Filing Person(s))

____________________________________________________________

COPIES TO:

Richard Horowitz, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 Tel: (212) 698-3525	Philip T. Hinkle, Esq. Dechert LLP 1900 K Street NW Washington, DC 20006 Tel: (202) 261-3460	Kaitlin McGrath, Esq. Dechert LLP One International Place, 40th Floor Boston, MA 02110 Tel: (617) 728-7116

January 30, 2026

(Date Tender Offer First Published,

Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on January 30, 2026, by Lincoln Partners Group Royalty Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of the Fund (“Shares”) in an amount up to 5.00% of the net asset value of the Fund calculated as of the prior calendar quarter end on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Form of Letter of Transmittal were previously filed as Exhibits B and C, respectively, to the Statement on January 30, 2026.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on March 31, 2026.

2.	No Shares were validly tendered and not withdrawn prior to the expiration of the Offer. Accordingly, no Shares were accepted for purchase, and/or paid for, by the Fund in accordance with the terms and conditions of the Offer.

Except as specifically provided herein, the information contained in the Statement, as amended, Offer to Purchase and the Letter of Transmittal remains unchanged and this Final Amendment does not modify any of the information previously reported on the Statement, as amended, Offer to Purchase or the Letter of Transmittal.

Item 12. Exhibits.

107	Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

LINCOLN PARTNERS GROUP ROYALTY FUND

By:	/s/ John G. Morriss
Name:	John G. Morriss
Title:	President
Date:	April 30, 2026